Exhibit 99.1

VivoPower International PLC Confirms Date for FY22 Half Year Results and Earnings Conference Call

LONDON, February 4, 2022 (GLOBE NEWSWIRE) – VivoPower International PLC (NASDAQ: VVPR) (“VivoPower,” the “Company”) is pleased to confirm that it will announce results for the half year ended December 31, 2021, on Thursday, February 24, 2022, at 16:30 EST / 21:30 GMT.

The Company also confirmed that Kevin Chin, Executive Chairman and CEO, will host an earnings conference call on Thursday, February 24, 2022, at 17:00 EST / 22:00 GMT.

The dial-in phone numbers for the live audio call are:

Conference ID: 7649525

Date of call: February 24, 2022

Leader Toll-Free Dial-In Number: (833) 398-0998

Leader International Dial-In Number: (914) 987-7709

Participant Toll-Free Dial-In Number: (833) 362-0227

Participant International Dial-In Number: (914) 987-7684

A live webcast of the conference call will be available at https://edge.media-server.com/mmc/p/4kcg8j8f and on the Investors section of the VivoPower website at www.vivopower.com.

A replay of the webcast will also be available two hours after the conclusion of the call and can be accessed from the link above or via the VivoPower website for a period of one year.

About VivoPower

VivoPower is a sustainable energy solutions company focused on battery storage, electric solutions for customized and ruggedized fleet applications, solar and critical power technology and services. The Company's core purpose is to provide its customers with turnkey decarbonization solutions that enable them to move toward net zero carbon status. VivoPower is a certified B Corporation with operations in Australia, Canada, the Netherlands, the United Kingdom, the United States and the United Arab Emirates.

Contact

Shareholder Enquiries

shareholders@vivopower.com

Media Enquiries

vivopower@secnewgate.co.uk

Sophie Morello / Jessica Hodson Walker / Richard Bicknell